March 11, 2010
VIA EDGAR
Mr. Mark P. Schuman
Branch Chief — Legal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form 10-K for Fiscal Year Ended March 31, 2009 Filed May 19, 2009 File No. 001-33026
Dear Mr. Schuman
This letter responds to the Staff’s comment letter dated January 27, 2010 addressed to N. Robert Hammer, Chief Executive Officer of CommVault Systems, Inc. (the “Company”), regarding the above-referenced filing. Set forth below are the Company’s responses to the Staff’s comments. Numbered responses below correspond to the numbering in the Staff’s letter.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Overview, page 32
1.
Although this section discusses certain known material opportunities presented by known treads and uncertainties, as well as the actions you are taking to address these opportunities, challenges and risks, it appears that you have discussed the impact of certain trends, such as cloud computing, during earnings calls, and have not included corresponding disclosure in this section of your filings. Disclosure of a trend, demand, commitment, event or uncertainty is required unless you are able to conclude either that it is not reasonably likely that the trend, uncertainty or other event will occur or come to fruition, or that a material effect on your liquidity, capital resources or results of operations is not reasonably likely to occur. One of the principal objectives of MD&A is to provide information about the quality and potential variability of a company’s earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance. Ascertaining this indicative value depends to a significant degree on the quality of disclosure about the facts and circumstances surrounding known material trends and uncertainties in MD&A. When drafting this section of future filings, please refer to Section III.B.3 of SEC Release No. 33-8350. Please note that this comment also applies to your quarterly reports on Form 10-Q.

The Company previously responded to this comment on February 5, 2010 in a correspondence letter to the Staff.

Liquidity and Capital Resources, page 44
2.
We note the discussion of your stock repurchase program. This discussion should include an analysis explaining the underlying business objectives/reasons for this program, as well as its implications for your capital resources and future operations. See Sections III.B.4 and IV of SEC Release No. 33-8350. Please note that this comment also applies to your quarterly reports on Form 10-Q.

The Company previously responded to this comment on February 5, 2010 in a correspondence letter to the Staff.
Item 11. Executive Compensation, page 79 (Incorporated by Reference From Proxy Statement Filed July 10, 2009)
Executive Compensation, page 12
Compensation Discussion and Analysis, page 12
Components of Executive Compensation, page 13
Base Salary, page 13
3.	For each named executive officer, please provide a reasonably detailed explanation of the reasons for the specific amount that you increased their base salary for fiscal 2009.
Please see Exhibit A attached to this response letter for a revised version of the Company’s fiscal 2009 “Executive Compensation” section contained within its Proxy Statement filed on July 10, 2009. The revised disclosures reflect the substance that the Company proposes to incorporate into future Proxy Statement filings. All proposed additional disclosures are marked to identify the proposed changes.
Non-Equity Incentive Plan Compensation, page 14
4.
Please provide a more detailed explanation of the company’s performance against the total revenue target and linking the company’s performance against the target to the actual amounts awarded to Messrs. Hammer, Bunte, and Miceli.

Please see Exhibit A attached to this response letter for a revised version of the Company’s fiscal 2009 “Executive Compensation” section contained within its Proxy Statement filed on July 10, 2009. The revised disclosures reflect the substance that the Company proposes to incorporate into future Proxy Statement filings. All proposed additional disclosures are marked to identify the proposed changes.

5.
We note your statement that with respect to quantitative goals, Messrs. Bunte and Miceli are generally measured against the same performance objectives as Mr. Hammer. Please describe the extent to which the quantitative goals for Messrs. Bunte and Miceli vary from those set forth for Mr. Hammer.

Please see Exhibit A attached to this response letter for a revised version of the Company’s fiscal 2009 “Executive Compensation” section contained within its Proxy Statement filed on July 10, 2009. The revised disclosures reflect the substance that the Company proposes to incorporate into future Proxy Statement filings. All proposed additional disclosures are marked to identify the proposed changes.
6.
Please provide a more detailed explanation of the qualitative objectives for Messrs. Bunte and Miceli, as well as how their performance against such objectives resulted in the specific amount of non-equity incentive plan compensation they each received.

Please see Exhibit A attached to this response letter for a revised version of the Company’s fiscal 2009 “Executive Compensation” section contained within its Proxy Statement filed on July 10, 2009. The revised disclosures reflect the substance that the Company proposes to incorporate into future Proxy Statement filings. All proposed additional disclosures are marked to identify the proposed changes.
7.
Please provide a more detailed explanation of the company’s quarterly performance against the targets set for Messrs. Miiller and Rose, as well as how the performance against such targets resulted in the specific amount of non-equity incentive plan compensation they each received.

Please see Exhibit A attached to this response letter for a revised version of the Company’s fiscal 2009 “Executive Compensation” section contained within its Proxy Statement filed on July 10, 2009. The revised disclosures reflect the substance that the Company proposes to incorporate into future Proxy Statement filings. All proposed additional disclosures are marked to identify the proposed changes.

If you have any questions regarding the foregoing, feel free to contact Louis Miceli, Vice President and Chief Financial Officer, at (732) 870-4004, or the undersigned at (732) 870-4622.

Sincerely,
/s/ N. Robert Hammer
N. Robert Hammer
Chairman, President and Chief Executive Officer
Cc: Evan S. Jacobson, Barbara C. Jacobs

Exhibit A
EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Compensation Committee Membership and Organization
The Compensation Committee of the Board of Directors, or the Compensation Committee, has responsibility for establishing, implementing, and continually monitoring adherence with the Company’s compensation philosophy. Its duties include:
•	setting the total compensation of our Chief Executive Officer and evaluating his performance based on corporate goals and objectives;

•	reviewing and approving the Chief Executive Officer’s decisions relevant to the total compensation of the Company’s other executive officers;

•	making recommendations to the Board of Directors with respect to equity-based plans in order to allow us to attract and retain qualified personnel; and

•	reviewing director compensation levels and practices, and recommending, from time to time, changes in such compensation levels and practices to the Board of Directors.
The members of our compensation committee are Messrs. Fanzilli, Geeslin and Geday. Mr. Geeslin currently serves as Chairman of the Compensation Committee. Each member of the Compensation Committee is an “independent director” as such term is defined by Nasdaq’s Marketplace Rules. The Compensation Committee meets at scheduled times during the year and meets on an as necessary interim basis. Additionally, the Compensation Committee considers and takes action by written consent. The Compensation Committee met four times during fiscal year 2009. Also, the Compensation Committee, or a sub-committee thereof, acted by unanimous written consent 16 times during fiscal year 2009.
Compensation Philosophy and Objectives
As a growing high-technology company, we operate in an extremely competitive and rapidly changing industry. We believe that the skill, talent, judgment and dedication of our executive officers are critical factors affecting the long-term value of our company. The Compensation Committee’s philosophy and objectives in setting compensation policies for executive officers are to align pay with performance, while at the same time providing fair, reasonable and competitive compensation that will allow us to retain and attract superior executive talent. The Compensation Committee strongly believes that executive compensation should align executives’ interests with those of shareholders by rewarding achievement of specific annual, long-term, and strategic goals by the Company, with the ultimate objective of improving long-term stockholder value. The specific goals that our current executive compensation program rewards are focused primarily on revenue growth and profitability. To that end, the Compensation Committee believes executive compensation packages provided by the Company to its executive officers should include a mix of both cash and equity-based compensation that reward performance as measured against established goals. As a result, the principal elements of our executive compensation are base salary, non-equity incentive plan compensation, long-term equity incentives generally in the form of stock options and/or restricted stock and post-termination severance and acceleration of equity award vesting for certain named executive officers upon termination and/or a change in control.
Our goal is to maintain an executive compensation program that will fairly compensate our executives, attract and retain qualified executives who are able to contribute to our long-term success, induce performance consistent with clearly defined corporate goals and align our executives’ long-term interests with those of our shareholders. The decision on the total compensation for our executive officers is based primarily upon an assessment of each individual’s performance and the potential to enhance long-term stockholder value. Often, judgment is relied upon and not upon rigid guidelines or formulas in determining the amount and mix of compensation for each executive officer. Factors affecting such judgment include performance compared to strategic goals established for the individual and the Company at the beginning of the year, the nature and scope of the executive’s responsibilities, and effectiveness in leading initiatives to achieve corporate goals.

Role of Executive Officers in Compensation Decisions
The Compensation Committee is responsible for setting the compensation of our Chief Executive Officer and also reviewing and approving our Chief Executive Officer’s decisions relevant to the compensation of our other executive officers. Our Chief Executive Officer, Chief Financial Officer and Vice President of Human Resources support the Compensation Committee in its work by providing information relating to our financial plans, performance assessments of our executive officers and other personnel-related data. In addition, the Compensation Committee has authority under its charter to engage outside advisors and experts for advice as appropriate.
Peer Analysis of Executive Compensation
In the fourth quarter of fiscal 2008, we engaged Radford Surveys + Consulting (“Radford”) to conduct a review and provide peer analysis information for structuring our base salary and non-equity incentive plan compensation programs. The Compensation Committee and Management used this data to ensure that our compensation programs are optimally structured to retain our highly experienced executive management team, to keep management focused during the expected period of growth following our initial public offering, to motivate management to maximize stockholder value and to align our compensation practices with other technology industry companies of similar size. Radford provided compensation survey data from 50 technology industry companies with annual revenue in the range of $150 million to $300 million. A partial list of the companies included in the survey include Advent Software, Inc., Ariba, Inc., Bigband Networks, Inc., Borland Software Corporation, Cognex Corporation, Dot Hill Systems Corporation, Exponent, Inc., I2 Technologies, Inc., Intervoice, Inc., Interwoven, Inc., Iomega Corporation, Macrovision Corporation, Omnicell, Inc., Openwave Systems, Inc., QAD, Inc., Radiant Systems, Inc., Shutterfly, Inc., Vicor Corporation, Vignette Corporation, and Websense, Inc. The results of the Radford survey data and the subsequent recommendations were presented to the Compensation Committee as part of our fiscal 2009 executive compensation decisions for base salary and non-equity incentive compensation.
In the third quarter of fiscal 2009, we updated our peer analysis of executive compensation related to our equity compensation practices in anticipation of our fiscal 2010 long-term equity incentive award that was granted in December 2008. Radford provided us with technology industry survey data regarding the equity compensation of comparable executive positions at comparable technology industry companies. This survey data consisted of 33 technology industry companies with annual revenue in the range of $200 million to $500 million (median of $262 million) many of which were the same companies identified in the survey data obtained during the fourth quarter of fiscal 2008 discussed above.
Components of Executive Compensation
The principal components of compensation for our executive officers are:
•	Base salary;

•	Non-equity incentive plan compensation;

•	Long-term equity incentives; and

•	Other benefits
Base salary
We provide our executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. We believe that our base salaries are competitive and we generally target our executive officer base salaries against the 60th percentile and total cash compensation against the 75th percentile of the technology industry survey data obtained. These percentiles are being used because we have historically achieved revenue and earnings growth that is in the top tier of companies in our industry. In some circumstances it may be necessary to provide compensation above these levels; these circumstances include the need to retain key individuals, to recognize roles that were larger in scope or accountability than standard market positions and/or to reward individual performance.

Salary levels are typically reviewed annually each April as part of our performance review process as well as upon a promotion or other change in job responsibility. In addition to considering the analysis provided by Radford discussed above, the Compensation Committee considered the scope of and accountability associated with each executive officer’s position, the performance of each executive officer during fiscal 2008 and the overall experience of each executive officer when approving base salary levels for fiscal 2009. For fiscal 2009, the base salaries accounted for approximately 27% of total compensation for our Chief Executive Officer and 29% for our other named executive officers. The table below shows the fiscal 2008 and 2009 base salary rates for each named executive officers:

			Amount of	Percentage
	Fiscal 2008	Fiscal 2009	Increase	Increase
Name and Principal Position	Base Salary	Base Salary	(Decrease)	(Decrease)

N. Robert Hammer (1)	$415,000	$449,000	$34,000	8%
Chairman, President and
Chief Executive Officer

Alan G. Bunte (2)	312,500	328,000	15,500	5%
Executive Vice President
and Chief Operating Officer

Louis F. Miceli (3)	280,700	299,700	19,000	7%
Vice President and Chief
Financial Officer

Ron Miiller (4)	260,000	269,000	9,000	3%
Vice President of Sales,
Americas

Steven Rose (5)	281,322	260,602	(20,720)	(7%)
Vice President, EMEA &
ASEAN

(1)	In fiscal 2009, Mr. Hammer’s base salary was increased by $34,000 to $449,000 to align his base salary at the 60th percentile of the technology industry survey data obtained.

(2)
In fiscal 2009, Mr. Bunte’s base salary was increased by $15,500 to $328,000 which is slightly above the 60th percentile of the technology industry survey data obtained. Mr. Bunte’s fiscal 2009 base salary increase reflects the significant contribution that Mr. Bunte provides in leading our operational and product development initiatives.

(3)	In fiscal 2009, Mr. Miceli’s base salary was increased by $19,000 to $280,700 to align his base salary at the 60th percentile of the technology industry survey data obtained.

(4)
In fiscal 2009, Mr. Miiller’s base salary was increased by $9,000 to $269,000 to reflect the contribution that Mr. Miiller has made to our company over the past fiscal year. We currently compensate Mr. Miiller significantly above the 60th percentile of the technology industry survey data obtained because we believe Mr. Miiller’s role is larger in scope and accountability than that of the comparable market position. We anticipate that Mr. Miiller will continue to be a key contributor in our effort to achieve revenue growth that is in the top tier of companies in our industry.

(5)
Mr. Rose’s base salary is paid in British pound sterling. All amounts in the above table have been converted to U.S. dollars using the average currency exchange rate for each of the periods presented. On a local currency basis, we increased Mr. Rose’s base salary by 6% from £140,000 in fiscal 2008 to £148,400 in fiscal 2009. Mr. Rose’s fiscal 2009 base salary is also significantly above the 60th percentile of the technology industry survey data obtained for the same general reasons discussed above for Mr. Miiller. In addition, we anticipate that Mr. Rose will be a key contributor in our effort to increase our global market presence.

Non-Equity Incentive Plan Compensation
Non-equity incentive plan compensation for our executive officers is designed to reward performance against key corporate goals. In early fiscal 2009, the non-equity incentive plan compensation targets for that year were approved after considering targets for comparable positions provided by our external compensation consultant discussed above; the scope of and accountability associated with each executive officer’s position; and the performance and experience of each executive officer. The performance metrics against which our executive officers are measured are clearly communicated, consistently applied and are focused on corporate objectives. Our executive officer incentive targets are designed to motivate management to achieve specific goals related to certain revenue and profitability objectives. These metrics were selected because we believe that, at this stage of our development, they are most closely correlated to increasing stockholder value. We believe that our revenue and profitability goals are aggressive and not easy to achieve because they are based on growth objectives higher than the industry average. During fiscal 2009, our actual revenue and profitability growth rates resulted in non-equity incentive awards ranging from 38% to 79% of the targets set for our named executive officers. In addition, only one time in the past five fiscal years has any of our named executive officers achieved a non-equity incentive plan award greater than 100% of their target.
Mr. Hammer — Fiscal 2009 Non-Equity Incentive Compensation
Our Chief Executive Officer, Mr. Hammer, is eligible for non-equity incentive plan compensation with a target bonus potential equal to 100% of his $449,000 base salary for fiscal 2009. Mr. Hammer’s target bonus is based on the Company’s total revenue and non-GAAP income from operations achievement against the annual financial plan approved by our Board of Directors in which each performance measure is weighted equally. Mr. Hammer is evaluated based on these performance metrics because we currently believe that growth in revenue and non-GAAP income from operations drives our ability to increase stockholder value. Non-GAAP income from operations excludes noncash stock-based compensation charges and additional FICA expense incurred when employees exercise in the money stock options or vest in restricted stock awards. We use non-GAAP income from operations internally to understand, manage and evaluate our business as well as to make operating decisions.
The terms of Mr. Hammer’s fiscal 2009 non-equity incentive plan contained both minimum threshold amounts that must be achieved to qualify for an award as well as additional payment amounts for over-achievement against the performance metrics. Specifically, actual results below 85% of revenue and below 75% of non-GAAP income from operations result in no payment for the respective target. Actual results at 85% of the revenue target result in a 50% payout for that component and actual results at 75% of non-GAAP income from operations result in a 60% payout for that component. For fiscal 2009, the total revenue achievement needed to obtain the minimum threshold payout of $112,250 on the revenue components was $214.8 million. For each additional $12.6 million, or 5%, that the revenue achievement is above $214.8 million, the resulting payout increases by approximately $37,400. The total non-GAAP income from operations achievement needed to obtain the minimum threshold payout of $134,700 on the non-GAAP income from operations component was $34.1 million. For each additional $2.3 million, or 5%, that the non-GAAP income from operations achievement is above $34.1 million, the resulting payout increases by approximately $17,960.
Actual revenue for fiscal 2009 was $234.5 million and actual non-GAAP income from operations was $32.1 million. The Company did not achieve the non-GAAP income from operations threshold contained in Mr. Hammer’s compensation plan and, as a result, Mr. Hammer did not earn an incentive award on this performance measure. As a result, Mr. Hammer was awarded $170,516, or approximately 38% of his fiscal 2009 target bonus amount, related to achievement against his total revenue performance measure only.
Mr. Bunte and Mr. Miceli — Fiscal 2009 Non-Equity Incentive Compensation
Our Chief Operating Officer, Alan Bunte, and our Chief Financial Officer, Louis Miceli, are also eligible for non-equity incentive plan compensation with a target bonus potential equal to a percentage of their base salaries. For fiscal 2009, Mr. Bunte’s target bonus was 65% of his $328,000 base salary and Mr. Miceli’s target bonus was 50% of his $299,700 base salary. Non-equity incentive plan compensation awarded to Messrs. Bunte and Miceli is determined and approved by Mr. Hammer and reviewed by the Compensation Committee. The performance goals for Messrs. Bunte and Miceli are both quantitative and qualitative. With respect to quantitative goals for fiscal 2009, Messrs. Bunte and Miceli were measured against the same performance objectives as Mr. Hammer. However, Mr. Hammer also considers achievement against qualitative objectives which are subjective in nature. Therefore, the ultimate non-equity incentive compensation achievement percentage awarded to Messrs. Bunte and Miceli may be either higher or lower than that of Mr. Hammer’s strictly quantitative calculation. Mr. Hammer does not use a specific formula or apply specific weights when evaluating performance and the resulting impact that such qualitative objectives have on the overall non-equity incentive compensation payout. Instead, Mr. Hammer uses his business judgment to determine an appropriate award after considering both the quantitative and qualitative objectives. Among the most important qualitative factors that Mr. Hammer uses to evaluate the performance of Messrs. Bunte and Miceli are: innovation; leadership; strategic planning; product development initiatives and achievements; financial and operational excellence; customer satisfaction; and staff development.

Mr. Hammer awarded Mr. Bunte a fiscal 2009 non-equity incentive award that was 70% of his target bonus amount resulting in a non-equity incentive plan compensation of $149,240, or 46%, of his base salary. In determining Mr. Bunte’s bonus award, Mr. Hammer considered the following achievements in addition to the financial performance of the company. Mr. Bunte successfully led the release of the CommVault Simpana 8 software suite in January 2009. CommVault Simpana 8 is the largest release in our history and includes significant advances in recovery management, data reduction, virtual server protection and content organization. In addition, Mr. Bunte led our business and finance operation teams in making critical resource and related investment decisions early in the economic downturn in order to manage overall spending and maintain profitability. Finally, during fiscal 2009, Mr. Bunte continued to strengthen our best in class customer support organization by maintaining customer satisfaction ratings that we believe are significantly higher than industry average.
Mr. Hammer awarded Mr. Miceli a fiscal 2009 non-equity incentive award that was 60% of his target bonus amount resulting in a non-equity incentive plan compensation of $89,910, or 30%, of his base salary. In determining Mr. Miceli’s bonus award, Mr. Hammer considered the following achievements in addition to the financial performance of the company. Mr. Miceli successfully led CommVault’s worldwide finance organization during fiscal 2009 and worked closely with Mr. Hammer and Mr. Bunte to lead company-wide efforts focused on cost reductions to help offset the impact that the worldwide economic downturn had on CommVault’s financial results. In addition, during fiscal 2009 Mr. Miceli led significant enhancements to CommVault’s control environment and transactional processes such as streamlining CommVault’s customer support renewal process and providing other revenue enhancement opportunities.
Mr. Miiller — Fiscal 2009 Non-Equity Incentive Compensation
Our Vice President of Sales, Americas, Ron Miiller, is eligible for a quarterly non-equity incentive plan compensation award based on a percentage of software revenue recognized during each quarter of the fiscal year. Mr. Miiller’s non-equity incentive plan compensation is a tiered commission based plan where he is rewarded for software revenue achievement in the United States, South America, Canada and Mexico. Based on the software revenue targets provided for the United States, South America, Canada and Mexico, Mr. Miiller’s target non-equity incentive plan compensation potential for fiscal 2009 was $67,250 per quarter, or a total annual amount equal to 100% of his base salary. No payment is made for less than 85% achievement in a given quarter except for the first fiscal quarter in which the minimum achievement needed is 80% of the target software revenue amount in order to qualify for 50% of the target bonus payout. The following table details the relationship between the percentage of the software revenue target achieved to the percentage of the $67,250 quarterly commission award earned.

	Target Achieved in Relation to Commission Award Earned
Percentage of target software revenue achieved	85%	90%	95%	100%	105%	110%	115%
Percentage of commission award earned	65%	75%	90%	100%	115%	125%	140%
The maximum quarterly commission payout allowed under Mr. Miiller’s compensation plan is 140% of the applicable software revenue target. In addition, in order to provide an additional incentive for significant over-achievement of the software revenue attained, Mr. Miiller was eligible for an annual over-achievement bonus that contains an additional pay-out up to approximately 37% of his base salary.
Mr. Miiller was awarded $162,570, or 60% of his target commission award, for fiscal 2009. Mr. Miiller did not qualify for a payment under his annual over-achievement target.
For our executives with geographic specific incentive plans, we do not disclose the specific quarterly targets and related achievement against such quarterly targets. Our geographic software revenue targets are highly confidential and are not reported publicly. Disclosing specific geographic business unit targets would cause substantial harm to our competitive position as it would allow our competitors to reach conclusions related to geographic plans for growth, profitability, allocation of resources and changes in direction. We believe this would give competitors an unfair advantage and could result in a materially adverse impact on our stock price and negatively affect our stockholders. As evidenced by Mr. Miiller’s 60% achievement against his fiscal 2009 target as discussed above, we believe that the performance targets set for Mr. Miiller are challenging and require substantial effort in order to be attained. Mr. Miiller’s compensation plan includes quarter over quarter sequential growth targets that we believe are important to sustain consistent software revenue growth over prior year actual amounts.

Mr. Rose — Fiscal 2009 Non-Equity Incentive Compensation
Our Vice President of Sales, EMEA & ASEAN, Steven Rose, is eligible for a quarterly non-equity incentive compensation plan award based on a percentage of software bookings; services revenue (customer support agreements and professional services); and contribution margin achieved during each quarter of the fiscal year. Mr. Rose’s non-equity incentive plan compensation is a tiered commission based plan where he is rewarded for software bookings, services revenue and contribution margin achieved in Europe, the Middle East, Asia, Australia, Singapore and South Korea. Software bookings are defined as the aggregate sales orders booked in a period. Software bookings do not equal recognized revenue and therefore cannot be derived from our financial statements. Contribution margin approximates income from operations except that software revenue is replaced by software bookings and operating expenses exclude noncash stock-based compensation charges and additional FICA expense incurred when employees exercise in the money stock options or vest in restricted stock awards. Mr. Rose’s non-equity incentive plan was primarily weighted toward software bookings because he is primarily responsible for driving software revenue growth in his region. However, we have also included services revenue and contribution margin in Mr. Rose’s non-equity incentive plan because these metrics are critical to the continued development and growth of our international operations. As a result, Mr. Rose’s fiscal 2009 non-equity incentive compensation plan was weighted 70% to software bookings, 15% to services revenue and 15% to contribution margin.
Based on the targets provided to Mr. Rose for Europe, the Middle East, Asia, Australia, Singapore and South Korea, Mr. Rose’s target non-equity incentive plan compensation target for fiscal 2009 was £35,000 (approximately $60,000) per quarter, or a total of 94% of his base salary. In each quarter, no payment is made for less than 80% achievement of software bookings and services revenues and less than 70% of contribution margin. In addition, no quarterly payment is made for achievement greater than 100% of target. The following table details the relationship between the percentage of the targets achieved for each performance metric to the percentage of the £35,000 quarterly commission award earned.

	Target Achieved in Relation to Commission Award Earned
Software Bookings
Percentage of target achieved	80%	85%	90%	95%	100%
Percentage of commission award earned	60%	70%	80%	90%	100%

Services Revenue
Percentage of target achieved	80%	85%	90%	95%	100%
Percentage of commission award earned	60%	70%	80%	90%	100%

Contribution Margin
Percentage of target achieved	70%	80%	85%	90%	95%	100%
Percentage of commission award earned	60%	75%	82.5%	90%	95%	100%
Mr. Rose’s fiscal 2009 commission plan also contains an annual overachievement target that provides up to an additional 25% of his target incentive payment if he exceeds any of his individual compensation targets for software bookings, services revenue and contribution margin.
Mr. Rose was awarded $190,955, or 79% of his target commission award, for fiscal 2009. Included in Mr. Rose’s fiscal 2009 total commission award was $1,998, or 1% of his base salary, related to annual over-achievement of services revenue.

For our executives with geographic specific incentive plans, we do not disclose the specific quarterly targets and related achievement against such quarterly targets. Our geographic software bookings, services revenue and contribution margin targets are highly confidential and are not reported publicly. Disclosing specific geographic business unit targets would cause substantial harm to our competitive position as it would allow our competitors to reach conclusions related to geographic plans for growth, profitability, allocation of resources and changes in direction. We believe this would give competitors an unfair advantage and could result in a materially adverse impact on our stock price and negatively affect our stockholders. As evidenced by Mr. Rose’s 79% achievement against his fiscal 2009 targets as discussed above, we believe that the performance targets set for Mr. Rose are challenging and require substantial effort in order to be attained. Mr. Rose’s compensation plan includes quarter over quarter sequential growth targets that we believe are important to sustain consistent revenue and contribution margin growth over prior year actual amounts.
To date, the Compensation Committee has not exercised discretion to increase or reduce the award amounts that resulted from the application of our non-equity incentive plan compensation. However, the committee has the authority to do so if it determines that an adjustment would serve our interests and the goals of our executive officer non-equity incentive plan compensation.
NOTE: REMAINDER OF EXECUTIVE COMPENSATION DISLCOSURES OMMITTED AS THERE ARE NO PROPOSED CHANGES